PUBLIC

15047017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 50271

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 02 2015 WASH., D.C. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Brokerage America, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 N Meramec
(No. and Street)

Clayton	MO	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark B. Tucker — (205) 721-0507
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, LLC
(Name -- *if individual, state last, first, middle name*)

6 CityPlace Drive, Suite 900	St. Louis	MO	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

* AB 3/7

DD 3/11/15

OATH OR AFFIRMATION

I, Bruce Stava, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Brokerage America, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PROGRAM MANAGER

Title

Notary Public

ASIA J. YOUNG
Commission # 2002370
Notary Public - California
Orange County
My Comm. Expires Dec 29, 2016

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) A copy of the Exemption Report
- [ ] (p) Independent auditor's report on Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST BROKERAGE AMERICA LLC

STATEMENTS OF FINANCIAL CONDITION
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

TABLE OF CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENTS

Statements of Financial Condition 2

Notes to Statements of Financial Condition 3

BROWN SMITH WALLACE LLC
6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE™

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
First Brokerage America, LLC
Clayton, Missouri

We have audited the accompanying statements of financial condition of First Brokerage America, LLC (a Nevada limited liability company) as of December 31, 2014 and 2013, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statements of financial condition. First Brokerage America, LLC's management is responsible for these statements of financial condition. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial condition of First Brokerage America, LLC as of December 31, 2014 and 2013 in accordance with accounting principles generally accepted in the United States of America.

Brown Smith Wallace, LLC

BROWN SMITH WALLACE, LLC
St. Louis, Missouri
February 18, 2015

FIRST BROKERAGE AMERICA LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS		
Cash and cash equivalents	$ 1,003,992	$ 946,449
Investment securities, at fair value	143,880	119,400
Accounts receivable, less allowance for doubtful accounts of $3,000 at December 31, 2014 and 2013	165,998	198,732
Property and equipment, net of accumulated depreciation of $117,197 and $94,224 at December 31, 2014 and 2013, respectively	56,928	84,286
Other assets	71,047	42,494
Total assets	$ 1,441,845	$ 1,391,361
LIABILITIES		
Accounts payable and accrued expenses	$ 470,743	$ 446,007
MEMBERS' EQUITY		
Members' capital	176,000	176,000
Retained earnings	707,772	706,504
Accumulated other comprehensive income	87,330	62,850
Total members' equity	971,102	945,354
Total liabilities and members' equity	$ 1,441,845	$ 1,391,361

The accompanying notes are an integral part of the statements of financial condition.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations. First Brokerage America LLC (the Company) is owned equally by three members (Members). The Company is a registered broker-dealer and does not carry client accounts or perform custodial functions relating to client securities. The Company also brokers personal and commercial insurance products and services and is a registered investment advisor in California, Florida, Illinois and Missouri. The Company is a registered member of the Financial Industry Regulatory Authority (FINRA).

The Company is affiliated with First Banks, Inc. (First Banks) through common ownership. The Company currently operates in certain premises of First Banks' subsidiary financial institution, First Bank, throughout California, Florida, Illinois and Missouri.

Basis of Presentation. The accompanying statements of financial condition of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare the financial statements in conformity with GAAP. Actual results could differ from those estimates.

In connection with the preparation of the statements of financial condition, the Company has evaluated subsequent events after the statement of financial condition date of December 31, 2014 through February 18, 2015, the date on which the statements of financial condition were issued.

Cash and Cash Equivalents. For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with two major domestic financial institutions, one of which is an affiliate through common ownership. At times, bank deposits may be in excess of federally insured limits.

Accounts Receivable. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that remain outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. During the year ended December 31, 2014, there were no changes in the valuation allowance.

Comprehensive Income. GAAP normally requires that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets are reported as a separate component of the equity section of the statements of financial condition, such items, along with net income, are components of comprehensive income.

Investment Securities. Investment securities are stated at fair value. Unrealized gains or losses resulting from adjusting available-for-sale investment securities to fair value are reported as accumulated other comprehensive income or loss in a separate component of the equity section of the statements of financial condition.

Property and Equipment. Property and equipment is carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments are charged to the property and equipment accounts.

Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from one to seven years.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the property and equipment accounts and gains or losses resulting therefrom are included in the statement of comprehensive income.

Income Taxes. Income taxes have not been provided for in the statements of financial condition since the Company is treated as a partnership for income tax purposes and therefore the Members of the Company are responsible for their individual tax payments.

The Company has addressed the provisions of Accounting Standards Codification (ASC) 740-10, *Accounting for Income Taxes.* In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings, and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. Tax years that remain subject to examination by major tax jurisdictions are 2011, 2012 and 2013.

(2) INVESTMENT SECURITIES

The Company owned 3,000 shares of common stock of The Nasdaq Stock Market, Inc. (NASDAQ) at December 31, 2014 and 2013.

(3) FAIR VALUE DISCLOSURES

In accordance with ASC Topic 820, *Fair Value Measurements and Disclosures,* financial assets and financial liabilities that are measured at fair value subsequent to initial recognition are grouped into three levels of inputs or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the reliability of assumptions used to determine fair value. The three input levels are as follows:

Level 1 Inputs – Valuation is based on quoted prices in active markets for identical instruments in active markets.

Level 2 Inputs – Valuation is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The following describes valuation methodologies used to measure different assets and liabilities at fair value.

Cash and cash equivalents. Cash and cash equivalents, including an investment in a money market fund, are recorded at fair value on a recurring basis. At December 31, 2014, cash and cash equivalents were $1,003,992, in aggregate, of which $637,724 represented an investment in a money market fund. At December 31, 2013, cash and cash equivalents were $946,449, in aggregate, of which $729,925 represented an investment in a money market fund. Cash and cash equivalents included in Level 1 are valued using quoted market prices.

Available-for-sale investment securities – equity securities. Available-for-sale investment securities are recorded at fair value on a recurring basis. Available-for-sale investment securities included in Level 1 are valued using quoted market prices.

Nonqualified deferred compensation plan. The Company's nonqualified deferred compensation plan is recorded at fair value on a recurring basis. The unfunded plan allows participants to hypothetically invest in various specified investment options such as equity funds, international stock funds, capital appreciation funds, money market funds, bond funds, mid-cap value funds and growth funds. The nonqualified deferred compensation plan liability is valued based on quoted market prices of the underlying hypothetical investments. The Company classifies its nonqualified deferred compensation plan liability as Level 1 due to the nature of the underlying hypothetical investments and the ability to value such investments using quoted market prices.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 are reflected in the following table:

	Fair Value Measurements December 31, 2014			
	Level 1	**Level 2**	**Level 3**	**Fair Value**
Assets:				
Cash and cash equivalents	$ 1,003,992	—	—	$1,003,992
Available-for-sale investment securities	143,880	—	—	143,880
Total	$ 1,147,872	—	—	$1,147,872
Liabilities:				
Nonqualified deferred compensation plan	$ 158,132	—	—	$ 158,132

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 are reflected in the following table:

	Fair Value Measurements December 31, 2013			
	Level 1	**Level 2**	**Level 3**	**Fair Value**
Assets:				
Cash and cash equivalents	$ 946,449	—	—	$946,449
Available-for-sale investment securities	119,400	—	—	119,400
Total	$ 1,065,849	—	—	$1,065,849
Liabilities:				
Nonqualified deferred compensation plan	$ 168,818	—	—	$ 168,818

(4) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2014	2013
Furniture and equipment	$ 174,125	$ 178,510
Less: accumulated depreciation	(117,197)	(94,224)
	$ 56,928	$ 84,286

(5) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness, and the ratio of aggregate indebtedness to Net Capital cannot exceed 15 to 1.

At December 31, 2014, the Company had Net Capital of $682,527, which exceeded the required minimum Net Capital requirement of $50,000 by $632,527, and the ratio of aggregate indebtedness to Net Capital was 0.69 to 1.

The Company is exempt from the provisions of Securities and Exchange Commission Rule 15c3-3 of the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears client transactions on a fully disclosed basis with National Financial Services, LLC.

(6) CLEARING BROKER-DEALER DEPOSITS AND CONTRACTUAL OBLIGATIONS

The Company's clients' accounts are carried by the carrying broker-dealer. Execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's clients' inability to fulfill their contractual obligations are the responsibility of the Company. The Company is contractually obligated to maintain a deposit account at its clearing broker-dealer. As designated by the terms of the agreement, the account shall at all times contain cash, qualified securities, or a combination of both, having a market value of at least $50,000. Accordingly, the Company carries a deposit with the broker-dealer in the amount of $50,000, which is included in cash and cash equivalents in the accompanying statements of financial condition.

Included in the Company's clearing agreements with its clearing broker is an indemnification clause. This clause relates to instances where the Company's clients fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker to the extent of the net loss on the unsettled trade. At December 31, 2014, management of the Company had not been notified by the clearing broker, nor were they otherwise aware, of any potential losses relating to this indemnification.

(7) EMPLOYEE BENEFITS

Substantially all of the Company's employees may elect to participate in First Banks' 401(k) plan, a self-administered savings and incentive plan. The plan assets are held and managed under a trust agreement with the Trust Department of First Bank. Under the plan, employer matching contributions are determined annually by First Banks' Board of Directors.

The Company offers an unfunded non-qualified deferred compensation plan to select management and highly compensated individuals meeting various requirements. The plan is exempt from the participation, vesting, funding, and fiduciary requirements of the Employee Retirement Income Security Act of 1974. Although the plan allows the Company to credit the accounts of any participant with discretionary contributions, no such discretionary contributions have been made since the plan's inception. Participants may contribute from 1% to 25% of their salary and up to 100% of their bonuses on a pre-tax basis. There were no participant contributions made to the plan during the year ended December 31, 2014.

Balances outstanding under the plan, which are reflected in accounts payable and accrued expenses in the accompanying statements of financial condition, were $158,132 and $168,818 at December 31, 2014 and 2013, respectively.

(8) RELATED PARTY TRANSACTIONS

The Company has entered into a brokerage service agreement with First Bank, an indirect wholly-owned subsidiary of First Banks, whereby the Company pays a rental fee on a monthly basis for occupancy of certain First Bank premises from which brokerage business is conducted. The monthly rental fee is calculated as 15% of the preceding month's gross revenue generated from packaged securities and fixed and variable annuities. Accrued rent expense due to First Bank at December 31, 2014 and 2013 totaled $38,252 and $32,725, respectively, and is included in accounts payable and accrued expenses in the accompanying statements of financial condition.

The Company has entered into an affiliate lease agreement with First Bank, whereby the Company pays a rental fee on a monthly basis for occupancy of approximately 832 square feet located in a building owned by First Bank.

The Company pays First Bank for certain internal audit, accounting and marketing services performed by First Bank personnel. Accrued professional fees due to First Bank at December 31, 2014 and 2013 totaled $19,240 and $18,810, respectively, and are included in accounts payable and accrued expenses in the accompanying statements of financial condition.

(9) LITIGATION

In the ordinary course of business, the Company becomes involved in legal proceedings. While some matters pending against the Company specify damages claimed by plaintiffs, others do not seek a specified amount of damages or are at very early stages of the legal process. The Company records a loss accrual for all legal matters for which it deems a loss is probable and can be reasonably estimated. Management, after consultation with legal counsel, believes the ultimate resolution of these proceedings is not reasonably likely to have a material adverse effect on the business, financial condition or results of operations of the Company and the ranges of possible additional loss in excess of amounts accrued is not material.